Application for the termination of Thrunet’s corporate reorganization proceedings

1.Details of the invested company
-Name : Korea Thrunet Co., Ltd. (“Thrunet”)
-Representative : Soon-Yub Samuel Kwon
-Relation with hanarotelecom Inc. (“the Company”) : A company invested by the Company
-Paid-in capital : KRW 257,836,065,000
-Major business : Broadband internet service

2.Amount of investment : KRW 248,100,000,000
-Paid-in capital : KRW 2,310,675,900,000
-Ratio of the investment to paid-in capital : 10.7%

3.Number of Thrunet shares owned by the Company : 99,240,000 shares
-The Company’s shareholding ratio of Thrunet : 96.22%

4.Details of the application for the termination of corporate reorganization proceedings
-The person filing the application : Seok Won Park, Receiver of Thrunet
-Competent court : The 5th Bankruptcy Department of the Seoul Central District Court
-Reasons for the filing : Thrunet’s capital increase for value and debt repayment were completed in accordance with Thrunet’s Amended Reorganization Plan approved by the Seoul Central District Court on April 29, 2005, and it has been judged that normalizing Thrunet’s operation is possible. Therefore, Thrunet filed for the application for termination of corporate reorganization proceedings in accordance with Article 271. Item 1. of the Corporate Reorganization Act.

5.Effects on the Company : The Company could fully exercise management rights over Thrunet.

6.Future plans : The Company plans to merge Thrunet at the earliest possible date following the termination of Thrunet’s corporate reorganization proceedings.

7.Enterprise group : Yes

8.Others : The above-stated paid-in capital is the amount as of the end of 2004.

* Date of relevant disclosure : June 3, 2005